EXHIBIT (a)(5)(iii)

William J. Maledon, State Bar No. 003670
David B. Rosenbaum, State Bar No. 009819
Maureen Beyers, State Bar No. 017134
OSBORN MALEDON, P.A.
2929 North Central Avenue
Phoenix, Arizona 85012-2794
Telephone:   (602) 640-9000
Facsimile:    (602) 664-2053
E-mail:  drosenbaum@omlaw.com
E-mail:  mbeyers@omlaw.com

Arthur F. Golden (Pro Hac Vice Application to be filed)
Lawrence Portnoy (Pro Hac Vice Application to be filed)
Scott B. Luftglass (Pro Hac Vice Application to be filed)
Brian M. Burnovski (Pro Hac Vice Application to be filed)
DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, New York 10017
Telephone:   (212) 450-4000
Facsimile:    (212) 450-3000

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

DISTRICT OF ARIZONA

Rocket Acquisition Corporation, a Delaware Corporation, Plaintiff, vs. Ventana Medical Systems, Inc., a Delaware Corporation; and Terry Goddard, Attorney General of the State of Arizona, Defendants.	) ) ) ) ) ) ) ) ) ) ) )	Case No. COMPLAINT FOR DECLARATORY JUDGMENT AND INJUNCTIVE RELIEF

Plaintiff Rocket Acquisition Corporation, by its undersigned attorneys, files this complaint (the “Complaint”) against Ventana Medical Systems, Inc. and Terry Goddard, Attorney General for the State of Arizona (collectively, the “Defendants”), upon knowledge as to matters relating to itself and upon information and belief as to all other matters, and alleges as follows:

PARTIES, JURISDICTION AND VENUE

1.  Plaintiff Rocket Acquisition Corporation (“Rocket Acquisition”) is a corporation duly organized under the laws of the State of Delaware, which has been formed for the purpose of making a tender offer for all of the common stock of Ventana Medical Systems, Inc.  Rocket Acquisition is an indirect, wholly owned subsidiary of Roche Holding Ltd (“Roche”), a joint stock company duly organized under the laws of Switzerland, and the successor to a business that was founded over 100 years ago.  Roche is a holding company which, through its subsidiaries and affiliates (collectively, the “Roche Group”), is a global leader in diagnostics and one of the world’s top ten pharmaceutical companies.  The Roche Group plays a leading role in various therapeutic areas, including cancer, virology, and transplantation.  The Roche Group is engaged in the discovery, development, manufacture, and marketing of pioneering therapeutic and diagnostic products and services.  The Roche Group employs over 74,000 individuals worldwide.

2.  Defendant Ventana Medical Systems, Inc. (“Ventana”) is a corporation duly organized under the laws of the State of Delaware, with its principal executive offices located at 1910 Innovation Park Drive, Tucson, Arizona, 85755.  According to its most recent Form 10-K, Ventana is engaged in the development, manufacture, and marketing of instrument-reagent systems that automate slide staining in anatomical pathology (tissue testing) and drug discovery laboratories worldwide.  In addition, Ventana markets consumable products, including reagents and other accessories required to operate its products.

3.  Defendant Terry Goddard (the “Attorney General”) is the Attorney General of the State of Arizona, whose principal office is located at 1275 West

Washington Street, Phoenix, Arizona, 85007.  The Attorney General is the chief legal officer of the State of Arizona and has taken an oath to support and defend the Constitution of the United States and the Constitution and laws of the State of Arizona.  See Ariz. Rev. Stat. Ann. §§ 41-192, 38-231.

4.  This action seeks a declaration that certain provisions of Chapter 23 of Title 10 of the Arizona Revised Statutes violate Article I, Section 8, Clause 3 of the United States Constitution (the “Commerce Clause”) and injunctive relief enjoining Defendants from seeking to apply or enforce these provisions with respect to Ventana or the Tender Offer (as defined herein).  This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and 28 U.S.C. § 2201.

5.  Venue is proper in this District pursuant to 28 U.S.C. §§ 1391(b)(1), (b)(2) and 1391(c) because Defendants reside, transact business, are found, and/or have agents in this District, and because a substantial portion of events giving rise to the claim occurred in this District.
SUMMARY OF ACTION

6.  Rocket Acquisition has commenced a nationwide cash tender offer for all of the shares of Ventana, a Delaware corporation with its principal executive offices located in Arizona.  This action seeks a declaration and corresponding injunctive relief that under well-settled Supreme Court and other federal precedent, sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional insofar as they purport to regulate certain target corporations (and tender offers for such target corporations), such as Ventana, which are incorporated under the laws of states other than the State of Arizona.  The provisions of the statutes will apply automatically to the proposed tender offer and, in the absence of the relief sought herein, will derail the tender offer and irreparably injure Rocket Acquisition and the stockholders of Ventana.

FACTUAL ALLEGATIONS

Rocket Acquisition Commences a
Cash Tender Offer for the Shares of Ventana

7.  On June 25, 2007, Rocket Acquisition issued a press release announcing its intention to commence a nationwide, all-cash offer to purchase all of the shares of Ventana common stock for $75 net per share (the “Tender Offer”), representing a 44% premium above the closing price of Ventana’s stock on the Nasdaq Global Select Market on the last full trading day before the first public announcement of the Tender Offer, and a 55% premium above the average closing price of Ventana’s stock over the previous three months, and with a potential total purchase price of approximately $3 billion (annexed hereto as Exhibit 1).

8.  On June 27, 2007, Rocket Acquisition formally commenced the Tender Offer.  The terms and conditions of the Tender Offer are set forth in the Offer to Purchase for Cash All Outstanding Shares of Common Stock (including the associated preferred stock purchase rights) of Ventana Medical Systems, Inc. at $75.00 Net Per Share by Rocket Acquisition Corporation, dated June 27, 2007 (annexed hereto as Exhibit 2).  The Tender Offer currently is scheduled to expire at 12:00 midnight, New York City time, on July 26, 2007.

9.  The Tender Offer is the initial step in a proposed two-step transaction pursuant to which Rocket Acquisition would acquire all of the outstanding shares of Ventana common stock.  If successful, the Tender Offer will be followed by a merger of Ventana and Rocket Acquisition or one of its affiliates (the “Proposed Merger”).  Pursuant to the Proposed Merger, each then-outstanding share of Ventana common stock (other than shares owned by Roche or any of its subsidiaries) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

10.  The Tender Offer is conditioned on, among other things, the acquisition of a majority of Ventana’s shares and satisfaction by Rocket Acquisition as to the inapplicability of certain provisions of the Arizona Anti-Takeover Act.

The Arizona Anti-Takeover Act

11.  On July 13, 1987, the Arizona Senate Commerce and Labor Committee and the Arizona House Commerce Committee jointly considered proposed legislation to regulate corporate takeovers of corporations that are incorporated in Arizona or that maintain their principal place of business in Arizona and have certain additional contacts with Arizona.  See Journal of the House, H.R. 2002, 38th Leg., 3d Spec. Sess. (Ariz. 1987).  On July 22, 1987, just nine days later, the Governor of Arizona signed into law what is currently Chapter 23 of Title 10 of the Arizona Revised Statutes (the “Arizona Anti-Takeover Act”).  Id.; see also Ariz. Rev. Stat. Ann. §§ 10-2701–2743.1

12.  The Arizona Anti-Takeover Act regulates the activities of “issuing public corporations” and certain corporate attempts to acquire control over those corporations.  The Arizona Anti-Takeover Act defines an “issuing public corporation” to include any corporation that has a class of equity securities registered pursuant to the federal securities laws and which either:

(a)	is incorporated under the laws of the State of Arizona; or

(b)
has its principal place of business or its principal executive office located in Arizona, owns or controls assets located within Arizona that have a fair market value of at least $1 million, and employs more than 500 Arizona residents.

See Ariz. Rev. Stat. Ann. § 10-2701(11)(a)–(b).

1 The Arizona Anti-Takeover Act originally was codified at Ariz. Rev. Stat. Ann. §§ 10-1201–1223 by Ariz. Laws 1987, 3d Spec. Sess., Ch. 3 (effective July 22, 1987).  The Arizona Anti-Takeover Act was renumbered and amended by Ariz. Laws 1994, Ch. 223 (effective Jan. 1, 1996).

13.  The Arizona Anti-Takeover Act thus purports to apply to target corporations that are incorporated under the laws of states other than the State of Arizona (“foreign corporations”) if they satisfy the requirements set forth in § 10-2701(11)(b).

14.  The Arizona Anti-Takeover Act automatically applies to corporations satisfying the statutory definition of “issuing public corporations” — in other words, an issuing public corporation does not need to elect to be governed by the Arizona statute.  See Ariz. Rev. Stat. Ann. § 10-2706.  Rather, an issuing public corporation may elect to opt out of certain provisions of the Arizona Anti-Takeover Act by an amendment to its articles of incorporation or bylaws approved by a majority of the shareholder voting power, excluding shares beneficially owned by the acquiring person and their affiliates and associates.  See Ariz. Rev. Stat. Ann. §§ 10-2721(A)(2), 10-2743(A)(2).

15.  Although Ventana is a Delaware corporation, the company maintains its principal executive offices in Arizona, and, upon information and belief, Ventana owns or controls assets located in Arizona that have a fair market value of at least $1 million and employs more than 500 Arizona residents.  Upon information and belief, Ventana satisfies the definition of an “issuing public corporation,” and because Ventana has not opted out of the statute, the Arizona Anti-Takeover Act thus purports to apply to both Ventana and the Tender Offer.  See Ariz. Rev. Stat. Ann. §§ 10-2701(11)(b), 10-2706.

The Arizona Control Share Act

16.  Sections 10-2721 through 10-2727 of the Arizona Anti-Takeover Act (collectively, the “Arizona Control Share Act”) regulate and restrict the voting rights of shares acquired in a control share acquisition.2

2 Generally, a “control share acquisition” means an acquisition of an issuing public corporation’s shares, which, when added to all other shares beneficially owned by the acquirer, would entitle the acquiring stockholder to exercise at least 20%, at least (continued)

17.  Specifically, § 10-2725 provides:

Shares of an issuing public corporation that are acquired by an acquiring person in a control share acquisition and that exceed the threshold of voting power of any of the ranges prescribed . . . have the same voting rights as other shares of the same class or series for all elections of directors but do not have the right to vote on other matters unless approved by a resolution of shareholders of the issuing public corporation at a special or annual meeting of shareholders pursuant to section 10-2723.

Ariz. Rev. Stat. Ann. § 10-2725(A) (emphasis added).
18.  To reinstate full voting rights to the control shares, the resolution must be approved by a majority of the shareholder voting power, excluding all shares beneficially owned by the acquiring person or its affiliates or associates or by any officer or director of the issuing public corporation.  See Ariz. Rev. Stat. Ann.
§ 10-2725(B).
19.  The Arizona Control Share Act by its terms applies to Ventana and the Tender Offer.  As a result, the Arizona Control Share Act would prohibit Rocket Acquisition from exercising the full, unfettered rights attendant to beneficial ownership for the vast majority of Ventana shares it acquires pursuant to the Tender Offer, including, among other things, the rights to participate in the management of Ventana and to vote its shares in favor of the Proposed Merger.  The Tender Offer is conditioned upon the acquisition of a majority of Ventana’s shares and upon Rocket Acquisition being satisfied that the Arizona Control Share Act will not apply to the Tender Offer.
The Arizona Business Combination Act

20.  Sections 10-2741 through 10-2743 of the Arizona Anti-Takeover Act (collectively, the “Arizona Business Combination Act”) regulate and restrict an issuing

    (continued from previous page)
33⅓%, or more than 50% of the voting power of the issuing public corporation.  See Ariz. Rev. Stat. Ann. §§ 10-2701(9), 10-2722.

public corporation or its subsidiaries from engaging in certain transactions with an “interested shareholder.”3

21.  Specifically, § 10-2741 provides that, subject to certain exemptions:

[A]n issuing public corporation may not engage in any business combination or vote, consent or otherwise act to authorize a subsidiary of the issuing public corporation to engage in any business combination with respect to, proposed by or on behalf of or pursuant to any agreement, arrangement or understanding, whether or not in writing, with any interested shareholder of the issuing public corporation or any affiliate or associate of the interested shareholder for a period of three years after the interested shareholder’s share acquisition date . . . .

Ariz. Rev. Stat. Ann. § 10-2741(A).

22.  The restrictions on business combinations with an interested shareholder may be waived if either the contemplated business combination or the acquisition of shares made by the interested shareholder is approved by a committee comprised of disinterested directors from the issuing public corporation before the date of the share acquisition.  Seeid.

23.  The Arizona Business Combination Act by its terms applies to Ventana and the Tender Offer.  As a result, the Arizona Business Combination Act would prevent Rocket Acquisition from proceeding with the Proposed Merger (the second step in the transaction) for at least three years.  The Tender Offer is conditioned upon the acquisition of a majority of Ventana’s shares and upon Rocket Acquisition being satisfied that the Arizona Business Combination Act will not apply to the Tender Offer.

3 Generally, an “interested shareholder” is any person, other than the issuing public corporation or any of its subsidiaries, that beneficially owns, directly or indirectly, 10% or more of the voting power of the issuing public corporation.  See Ariz. Rev. Stat. Ann. § 10-2701(10).

State Anti-Takeover Statutes Purporting to Regulate
Foreign Corporations Have Been Held Unconstitutional

24.  The Commerce Clause of the United States Constitution provides that Congress shall have the power “[t]o regulate Commerce . . . among the several States.”  U.S. Const. art I, § 8, cl. 3.

25.  The Supreme Court of the United States has held that state anti-takeover statutes violate the Commerce Clause insofar as they purport to regulate the internal affairs of foreign corporations, or tender offers for the shares of foreign corporations, even where such foreign corporations maintain their principal executive offices and control substantial assets in those states.  SeeCTS Corp. v. Dynamics Corp., 481 U.S. 69 (1987); Edgar v. MITE, 457 U.S. 624 (1982).

26.  In MITE, the Supreme Court held that the Illinois Business Takeover Act imposed a substantial burden on interstate commerce that outweighed its putative local benefits and thus was unconstitutional.  The Illinois statute purported to regulate tender offers for foreign target corporations with certain contacts with Illinois.  The Court declared, “Illinois has no interest in regulating the internal affairs of foreign corporations.”  MITE, 457 U.S. at 645–46.

27.  Five years later, in CTS, the Supreme Court upheld the Indiana Control Share Acquisitions Act, which applied only to target corporations that were incorporated under the laws of the State of Indiana, against a Commerce Clause challenge.  481 U.S. at 72–73.  The Court distinguished the Indiana statute from the Illinois statute considered in MITE on the grounds that the Indiana statute did not purport to regulate tender offers for foreign target companies and thus did not risk subjecting such activities to inconsistent regulation.  The Court reasoned:

So long as each State regulates voting rights only in the corporations it has created, each corporation will be subject to the law of only one State.  No principle of corporation law and practice is more firmly established than a State’s authority to regulate domestic corporations, including the authority to define the voting rights of shareholders.

CTS, 481 U.S. at 89.

28.  Following the teachings of MITE and CTS, federal courts consistently have held that state control share acquisition and business combination statutes are unconstitutional insofar as they purport to apply to foreign target corporations and tender offers for the shares of foreign target corporations.  These courts have reasoned that the extraterritorial reach of such state anti-takeover statutes creates an impermissible risk of inconsistent regulation and imposes substantial burdens on interstate commerce that outweigh their putative local benefits.  See, e.g., Tyson Foods, Inc. v. McReynolds, 865 F.2d 99 (6th Cir. 1989) (holding that Tennessee’s control share and business combination statutes violate the Commerce Clause as applied to foreign corporations); Grand Metropolitan PLC v. Butterworth, No. 88-40317WS, 1988 WL 1045191 (N.D. Fla. Nov. 28, 1988) (same with respect to Florida’s control share and business combination statutes); TLX Acquisition Corp. v. Telex Corp., 679 F. Supp. 1022 (W.D. Okla. 1987) (same with respect to Oklahoma’s control share statute).

IRREPARABLE HARM

29.  Absent the injunctive relief sought, Rocket Acquisition will suffer irreparable harm either by losing the unique opportunity to acquire Ventana, as permitted by the federal securities laws, or by being denied the full rights and benefits of ownership of the shares that it would acquire pursuant to the Tender Offer.  Moreover, Ventana’s stockholders will be denied the opportunity to receive a substantial premium for their shares.

CLAIM FOR RELIEF

(Declaratory and Injunctive Relief)

30.  Rocket Acquisition incorporates by reference the foregoing paragraphs 1 through 29 of this Complaint as if set forth here again in full.

31.  This action seeks a declaratory judgment and preliminary and permanent injunctive relief pursuant to 28 U.S.C. § 2201 and Rules 57 and 65 of the Federal Rules of Civil Procedure.

32.  There at present exists an actual controversy between Plaintiff and Defendants as to whether the Arizona Control Share Act and the Arizona Business Combination Act are constitutional to the extent that they purport to regulate Ventana, a foreign corporation duly organized under the laws of the State of Delaware, and the Tender Offer.  The Arizona Control Share Act and the Arizona Business Combination Act are by their own terms applicable to Ventana and the Tender Offer; no invocation or enforcement is required.  SeeGrand Metropolitan, 1998 WL 1045191, at *4; TLX, 679 F. Supp. at 1031.

33.  The nationwide Tender Offer constitutes a transaction in interstate commerce.

34.  The Arizona Control Share Act and the Arizona Business Combination Act will subject Ventana and the Tender Offer to inconsistent regulation in violation of the Commerce Clause.

35.  The Arizona Control Share Act and the Arizona Business Combination Act constitute an indirect regulation of interstate commerce that imposes excessive burdens on interstate commerce in relation to the putative local benefits.

36.  In order to complete the Tender Offer, as permitted by federal securities law and Delaware law, Rocket Acquisition requires a judicial determination that the Arizona Control Share Act and the Arizona Business Combination Act, which could impose substantial restrictions on Rocket Acquisition’s rights as a shareholder of a Delaware corporation and on its ability to consummate the Tender Offer and the Proposed Merger, are unconstitutional as applied to foreign corporations, and tender offers for such foreign corporations, including Ventana and the Tender Offer.

  37.  Absent the relief requested, Rocket Acquisition will be irreparably harmed.

38.  A judicial declaration is necessary and appropriate under these circumstances in order to allow Rocket Acquisition fairly to present its offer to the stockholders of Ventana and to allow Rocket Acquisition to proceed with the Tender Offer and Proposed Merger.

39.  Rocket Acquisition has no adequate remedy at law.

WHEREFORE, for the reasons set forth above, Rocket Acquisition respectfully prays for the following relief:

1.  a judgment and declaration that sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional as applied to corporations incorporated under the laws of states other than the State of Arizona.

2.  a judgment and declaration that sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes do not apply to Ventana and/or the Tender Offer.

3.  an order preliminarily and permanently enjoining Defendants, their officers, agents, servants, employees, attorneys, stockholders, and persons acting in concert or in participation with Defendants, from taking action to apply or enforce sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes with respect to Ventana and/or the Tender Offer.

4.  a judgment for such other and further relief in law or in equity as this Court deems just and proper.

Dated this 29th day of June, 2007.

OSBORN MALEDON P.A.

By:	/s/ Maureen Beyers
William J. Maledon David B. Rosenbaum Maureen Beyers 2929 North Central Avenue Phoenix, AZ 85012

DAVIS POLK & WARDWELL
Arthur F. Golden (Pro Hac Vice Application to be filed)
Lawrence Portnoy (Pro Hac Vice Application to be filed)
Scott B. Luftglass (Pro Hac Vice Application to be filed)
Brian M. Burnovski (Pro Hac Vice Application to be filed)
450 Lexington Avenue
New York, New York 10017

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I certify that on June 29, 2007, I electronically transmitted the attached document to the Clerk’s Office using the CM/ECF System for filing and transmittal of a Notice of Electronic Filing to all CM/ECF registrants.

/s/ L. Smock
1656236